Exhibit 99.1

Cenovus reaches agreement to sell Suffield assets for

more than half a billion dollars

Calgary, Alberta (September 25, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has entered into a definitive agreement to sell its Suffield crude oil and natural gas operations in southern Alberta to International Petroleum Corporation for gross cash proceeds of $512 million. The parties have also agreed to a deferred purchase price adjustment that gives Cenovus the opportunity to benefit from potential additional payments of up to $36 million. The sale of the Suffield assets, which include Cenovus’s properties on Canadian Forces Base Suffield and the adjacent Alderson property, is expected to close in the fourth quarter, subject to closing conditions.

Net proceeds from the Suffield sale, and those from the sale of Cenovus’s Greater Pelican Lake assets announced on September 5, 2017, will be applied to reduce the company’s $3.6 billion asset-sale bridge facility. Cenovus remains focused on reaching its target of being below two times net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA).

The deferred purchase price adjustment is a two-year commitment that begins on January 1, 2018. Under the terms of the agreement, International Petroleum will make payments to Cenovus for each month in which the average daily price of West Texas Intermediate (WTI) is above US$55 per barrel (bbl) or the price of Henry Hub natural gas is above US$3.50 per million British thermal units (MMBtu). Deferred purchase price adjustment payments are capped for each commodity, with a maximum combined payment of $36 million.

“We’re right on target with the financial plan we put in place to deleverage our balance sheet following our recent transformational acquisition of assets in Western Canada,” said Brian Ferguson, President & Chief Executive Officer. “The successful execution of our planned divestiture program this year will further focus our asset base and should leave us well positioned to drive additional shareholder value from our core assets in the oil sands and Deep Basin.”

The sale processes for Cenovus’s Palliser assets in southern Alberta and the Weyburn carbon-dioxide enhanced oil recovery operation in Saskatchewan are proceeding as expected. Cenovus anticipates reaching sale agreements for these two assets in the fourth quarter of 2017.

BMO Capital Markets acted as financial advisor to Cenovus for the Suffield transaction.

Transaction summary
Gross proceeds ($ millions)[1]	512
Deferred purchase price adjustment ($ millions)[1,2]	36
Current production (BOE/d)	23,700
Percent natural gas	72
Operating margin ($ millions) [1,3]	62
Price per flowing barrel ($ per BOE/d) [1]	21,600
[1]	All dollar amounts are in Canadian currency unless otherwise specified.
[2]	Maximum potential payment under the terms of the deferred purchase price adjustment agreement.
[3]	Year-to-date as of June 30, 2017. Operating margin is an additional subtotal. For more information, refer to the Non-GAAP Measures and Additional Subtotal section of the Advisory below.

ADVISORY

Production Presentation Basis

Cenovus presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated.

Oil and Gas Information

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

The following measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures. You should not consider these measures in isolation or as a substitute for analysis of our results as reported under IFRS. These measures are defined differently by different companies in our industry. These measures may not be comparable to similar measures presented by other issuers.

Net debt to adjusted EBITDA is a ratio that management uses to steward the company’s overall debt position as a measure of the company’s overall financial strength. Net debt is defined as debt net of cash and cash equivalents. Debt is defined as short-term borrowings and long-term debt, including the current portion. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

Operating Margin is an additional subtotal found in Note 1 and Note 8 of the Interim Consolidated Financial Statements (unaudited) for the period ended June 30, 2017 and is used to provide a consistent measure of the cash generating performance of Cenovus’s assets for comparability of its underlying financial performance between periods. Operating Margin is defined as revenues less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains less realized losses on risk management activities.

Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this news release is identified by words such as “anticipate”, “expect”, “target”, “focus”, “on target”, “opportunity”, “position”, “potential”, “should”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: expected timeline for closing of the transaction; expected impacts of the transaction to Cenovus; expected use of proceeds from the transaction; Cenovus’s target net debt to adjusted EBITDA; Cenovus being on target with its financial plan; Cenovus’s expectation that successful execution of its planned divestiture program this year will further focus its asset base and leave it well positioned to drive additional shareholder value; and anticipated timing for reaching other asset sale agreements. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in Cenovus’s current guidance, available at cenovus.com; satisfaction of all conditions to the closing of the asset sale transaction, including obtaining necessary regulatory and partner approvals; successful closing of the asset sale transaction; purchaser financing; future ability of the purchaser to make payments in respect of the deferred purchase price adjustment, including in a timely manner; Cenovus’s successful completion of further asset sales, including in a timely manner; application of asset sale proceeds against outstanding debt in the manner as intended; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: risks inherent to closing of the asset sale transaction, including purchaser financing ability and obtaining necessary regulatory or other third-party approvals and satisfying other closing conditions in connection therewith; and potential future inability of the purchaser to make payments in respect of the deferred purchase price adjustment; as well as the other risk factors and uncertainties identified in Cenovus’s Second Quarter Report for the period ended June 30, 2017 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com), which remain accurate as of the date of this release.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in our Annual Information Form (AIF) or Form 40-F for the period ended December 31, 2016 and the updates under “Risk Management” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the period ended June 30, 2017.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Reg Curren Senior Media Advisor 403-766-2004 Media Relations general line 403-766-7751

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